Exhibit (a)(1)(I)

Océ assumes control of Imagistics International Inc., announces subsequent offering period

Venlo, the Netherlands, October 18, 2005 - Océ N.V. announced today the expiration of the initial offering period for the offer to purchase all of the common stock (including the associated Series A Junior Participating Preferred Stock purchase rights) of Imagistics International Inc. (NYSE: IGI), at a price of $42.00 per share, net to the seller in cash. The initial offering period expired at midnight, New York City time, on October 17, 2005.

Approximately 13 million shares of Imagistics’ common stock were tendered in the offer, representing approximately 83% of Imagistics’ issued and outstanding common stock. In addition, notices of guaranteed delivery representing approximately 560 thousand shares of Imagistics’ common stock were received, which, together with the tendered shares, represent approximately 87% of Imagistics’ issued and outstanding common stock. Orange Merger Corp. accepted all validly tendered shares in accordance with the terms of the tender offer. Payments for accepted shares will be made promptly by Mellon Investor Services LLC, the depositary for the tender offer.

Océ hereby commences a subsequent offering period for all remaining untendered shares of Imagistics. The subsequent offering period begins at 9:00 a.m. New York City time today. Océ will immediately accept all shares properly tendered, as they are tendered, during the subsequent offering period and will pay for such shares promptly. Stockholders who tender during the subsequent offering period will receive the same $42.00 per share, net to the seller in cash, paid during the initial offering period. The subsequent offer is on the same terms and subject to the same conditions set forth in the offer to purchase, dated September 19, 2005 and the related letter of transmittal, except that, as permitted by the rules of the Securities and Exchange Commission, the shares tendered during the subsequent offering period may not be withdrawn. The subsequent offering period will expire at 5 p.m., New York City time, on October 25, 2005.

Océ N.V.

P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://investor.oce.com	Printing for Professionals

Press release Océ N.V.

Océ CEO and Chairman of the Board of Executive Directors, Rokus van Iperen said:

“The swift acquisition of the Imagistics shares is a confirmation of the trust the financial community has in the strength of the combined Océ and Imagistics operations in the US, Canada and the UK. We intend to integrate the relevant part of the Océ sales organisation in North America into the existing Imagistics organisation in the months to come. The UK operations of Imagistics will be integrated into the existing Océ UK operations. Our extended and strengthened product and service offerings will undoubtedly be recognised and valued by our mutual customers, who have already reacted enthusiastically to the merger. We trust that the creation of Océ Imagistics and its operations in the US, as well as its increased strength in Canada and the UK, will contribute considerably to enhance growth and profitability of our company.”

Marc C. Breslawsky, Chairman and CEO of Imagistics, added: “The enthusiastic support of the tender offer by Imagistics shareholders is evidence of the value created by this acquisition and the opportunities for future growth. Our Board of Directors has confidence in the future success of the combined business and has unanimously approved this transaction. Imagistics employees have embraced the merger and are excited about the possibilities of broadening our customer base and product line, and adding facilities management, software and leasing options to our portfolio of services. We are confident that our customers will be better served by the combined Océ Imagistics business. And, we believe our growth prospects are significantly enhanced with Océ.”

Océ intends to complete the acquisition of Imagistics through a merger of Orange Merger Corp. with and into Imagistics after the expiration of the subsequent offering period. As a result of the merger, all remaining outstanding shares of common stock of Imagistics not purchased by Orange Merger Corp. in the tender offer (except for any shares for which appraisal rights under applicable law have been properly exercised) will be converted into the right to receive $42.00 per share, net to the seller in cash. As a result of the merger, Imagistics will become a wholly owned subsidiary of Océ. Following the merger, Océ will terminate the listing of Imagistics’ common stock on the New York Stock Exchange.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation/recommendation statement filed with the Securities and Exchange Commission. Shareholders should read the tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement, as such documents have been amended and supplemented, because such documents contain important information. Those materials will be made available to all

October 18, 2005 Page 2

Press release Océ N.V.

shareholders of Imagistics International Inc. at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site (http://www.sec.gov). The tender offer statement and related materials may also be obtained for free by directing such requests to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, or by calling toll free (800) 859-8508.

October 18, 2005

Océ N.V.

Venlo, the Netherlands

For further information:

Investor Relations:

Pierre Vincent

Senior Vice President Investor Relations

Venlo, the Netherlands

Telephone +31 77 359 2240

E-mail investor@oce.com

Press:

Paul Hollaar

Vice President Corporate Communications

Venlo, the Netherlands

Telephone +31 77 359 2000

October 18, 2005 Page 3